Mail Stop 4561

December 20, 2007

Mr. Mark R. Anderson
Chief Executive Officer, President, and Director
Integrity Mutual Funds, Inc.
1 Main Street North
Minot, ND 58703

>   **Re: Integrity Mutual Funds, Inc.**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007,**
>   **and September 30, 2007**
>   **File No. 0-25958**

Dear Mr. Anderson:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief